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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           Crown Media Holdings, Inc.
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   228411 10 4
                                 (CUSIP Number)

                                  Peter Schube
                  Executive Vice President and General Counsel
                          The Jim Henson Company, Inc.
                            1416 North La Brea Avenue
                               Hollywood, CA 90028
                                 (323) 802-1570
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 15, 2001
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|.

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

CUSIP No. 228411 10 4

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1.   NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     EM.TV & Merchandising AG (No I.R.S. Identification No. - non-U.S. entity)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) |_|
     (b) |X|
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS      OO

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) |_|
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

       Germany
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                          7.  SOLE VOTING POWER

NUMBER OF                 5,377,721 Shares of Class A Common Stock
SHARES                    ------------------------------------------------------
BENEFICIALLY              8.  SHARED VOTING POWER
OWNED BY
EACH                      0 Shares of Class A Common Stock
REPORTING                 ------------------------------------------------------
PERSON                    9.  SOLE DISPOSITIVE POWER
WITH
                          5,377,721 Shares of Class A Common Stock
                          ------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER

                          0 Shares of Class A Common Stock
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,377,721 Shares of Class A Common Stock
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 15.5% of the Class A Common Stock.
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14.  TYPE OF REPORTING PERSON

     CO
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

CUSIP No. 228411 10 4

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1.   NAMES OF REPORTING PERSONS.  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The Jim Henson Company, Inc. (13-2571101)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) |_|
     (b) |X|
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3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS      OO

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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                          7.  SOLE VOTING POWER

NUMBER OF                 5,377,721 Shares of Class A Common Stock
SHARES                    ------------------------------------------------------
BENEFICIALLY              8.  SHARED VOTING POWER
OWNED BY
EACH                      0 Shares of Class A Common Stock
REPORTING                 ------------------------------------------------------
PERSON                    9.  SOLE DISPOSITIVE POWER
WITH
                          5,377,721 Shares of Class A Common Stock
                          ------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER

                          0 Shares of Class A Common Stock
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,377,721 Shares of Class A Common Stock
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 15.5% of the Class A Common Stock.
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
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

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Crown Media Holdings, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6430 S. Fiddlers Green Circle, Suite 500, Englewood, Colorado 80111.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (c) and (f): The Jim Henson Company, Inc. ("Henson") has its principal executive office at 1416 North La Brea Avenue, Hollywood, CA 90028. Henson's principal business is the production and marketing of entertainment products and the provision of entertainment-related services. Henson is a New York corporation and a wholly owned subsidiary of EM.TV & Merchandising AG ("EMTV"), a German corporation with its principal executive office at Betastrasse 11, 85774 Unterfohring, Germany. EMTV's primary business in the production and licensing of television and music rights, merchandising and consumer products. As Henson's sole stockholder, EMTV exercises control over Henson. Henson and EMTV are also referred to herein from time to time as the "Reporting Persons".

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Henson and EMTV is set forth in Schedule 1 hereto and is incorporated herein by reference.

     (d) and (e): During the last five years, none of Henson, EMTV or, to the actual knowledge of Henson and EMTV, any of the persons listed on Schedule 1 hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Henson acquired 5,377,721 shares of Class A Common Stock on March 15, 2001 (the "Closing Date") from the Issuer in exchange for contributing to the Issuer its interest in H&H Programming - Asia, LLC ("H&H") and causing its wholly owned subsidiary, Henson Cable Networks, Inc. ("Henson Cable"), to contribute to the Issuer its interest in Odyssey Holdings, L.L.C. ("Odyssey"), in each case pursuant to a Contribution Agreement dated as of March 15, 2001 (the "Contribution Agreement") by and among Henson, the Issuer and Crown Media International, Inc., a wholly owned subsidiary of the Issuer. A copy of the Contribution Agreement is filed as an Exhibit hereto and is incorporated by reference.

ITEM 4. PURPOSE OF TRANSACTION.

     Henson acquired the Class A Common Stock for investment purposes. The Reporting Persons do not seek to exercise control over the Issuer through Henson's ownership of Common Stock. Neither of the Reporting Persons has any present intention of acquiring additional shares


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

of Common Stock. The Reporting Persons may determine to sell all or a portion of Henson's shares of Common Stock at any time (by exercising Henson's registration rights under the Stockholders Agreement or otherwise) based on future market conditions and other relevant factors. As described in Item 5, Henson's shares of Class A Common stock currently are pledged as collateral security for EMTV's obligations to a group of its lenders. Upon the release of such security interest, when such financing is paid down or otherwise, Henson may pledge all or some of the shares as collateral for EMTV's or Henson's obligations to a substitute or additional lender or group of lenders.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a)-(b): Henson owns 5,377,721 shares of Class A Common Stock, representing beneficial ownership of approximately 15.5% of the shares of Class A Common Stock and 8.22% of the shares of Class A Common Stock that would be outstanding if the Class B Common Stock, par value $0.01 per share, of the Issuer was fully converted. Henson has sole power to vote and dispose such shares. Through its ownership of Henson, EMTV also beneficially owns such shares.

     To the knowledge of the Reporting Persons, no shares of Common Stock of the Issuer are beneficially owned by any executive officer or director of Henson and EMTV.

     (c): Except as described in Item 3, neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of their respective directors or executive officers, has effected any transactions in shares of Common Stock during the past 60 days.

     (d): EMTV is the borrower under a Bridge Loan Facility dated as of April 21, 2000, as amended and restated as of May 2, 2000, as amended and waived as of December 29, 2000, and as further amended and restated as of January 31, 2001 (the "Bridge Loan Facility"), among EMTV, Speed Investments Limited, the Banks (as defined below), Credit Suisse First Boston, London Branch ("CSFB"), as arranger, CSFB, as facility agent, and CSFB, as security trustee (the "Security Trustee"). In the event of a sale of a material portion of Henson's shares of Class A Common Stock, EMTV may be required to use the net cash proceeds thereof to prepay the loan under the Bridge Loan Facility. Pursuant to a Pledge Agreement dated as of January 31, 2001 by and among Henson, Tadpole Productions, Inc. and the Security Trustee, Henson has pledged all of its shares of Class A Common Stock to the Security Trustee to secure amounts due under the Bridge Loan Facility. The "Banks" are Credit Suisse First Boston Aktiengesellschaft (Frankfurt, Germany), DG Bank Deutsche Genossenschaftsbank (Munich, Germany), Commerzbank Aktiengesellschaft, Regionalfilale Munchen-ost (Munich, Germany), Bayerische Landesbank Girozentrale (Munich, Germany), Deutsche Bank Luxembourg S.A. (Luxembourg), Westdeutsche Landesbank Girozentrale (Frankfurt, Germany), BHF-Bank Aktiengesellschaft, FFM (Frankfurt, Germany).

     (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Contribution Agreement, Henson entered into an Amended and Restated Stockholders Agreement dated as of the Closing Date (the "Stockholders Agreement") with Hallmark Entertainment, Inc. ("HEI"), Liberty Media Corporation ("Liberty"), VISN Management Corp. ("VISN"), JP Morgan Partners (BHCA), L.P. ("JP Morgan") and the Issuer. The Stockholders Agreement provides that the Issuer's Board of Directors will


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

consist of not less than 11 directors, with six nominated by HEI, one nominated by each of Liberty, VISN and JP Morgan and two independent directors who will not be officers or employees of any of the parties or their affiliates nominated by the Board of Directors. The right of each of such parties to nominate a director will terminate on the later of (1) such party owning less than 5% of the Common Stock then outstanding or (2) such party ceasing to own at least 75% of the Common Stock such party owns immediately following the completion of the initial public offering of shares of the Class A Common Stock (the "IPO").

     The Stockholders Agreement also provides that the Issuer will not enter into any material transactions, except for specified transactions, with any of the other parties or their affiliates involving an aggregate value of (1) $35.0 million or less, unless such transactions are approved by a majority of the independent directors, and (2) more than $35.0 million, unless such transactions are approved by a majority of the members of the Board of Directors not nominated by the interested party.

     The stockholder parties to the Stockholders Agreement agree not to transfer more than 25% of certain Common Stock owned by them (in the case of Henson, its shares acquired pursuant to the Contribution Agreement) prior to May 9, 2002 without the written consent of each other party, except to their affiliates, another party to the Stockholder Agreement or their affiliates, to their executives under a stock-based compensation package, to one or more other stockholder parties, or in a transaction involving a merger, consolidation or business combination with, or sale of all of our common stock to, a third party that is not affiliated with the Issuer. Transfers by Liberty Sub to UnitedGlobalCom, Inc. are also expected. A pledge of Common Stock to a financial institution in a bona fide transaction is not deeemd a transfer for purposes of the Stockholder Agreement, so long as the pledgor retains full voting power prior to any event of default.

     In addition, the Stockholders Agreement provides that, in the event HEI proposes to transfer 20% or more of the outstanding Common Stock to an unaffiliated third party, each other stockholder party to the Stockholders Agreement will have the right to participate on the same terms in that transaction with respect to the proportionate number of such other party's shares. The Stockholders Agreement also provides that if the Issuer issues for cash an amount of the Common Stock, in either a public offering or private transaction, that causes Liberty and its affiliates to own, in the aggregate, less than 10% of the outstanding Common Stock, Liberty will have the right to purchase, at such public offering price or the average closing price of the Class A Common Stock over a five-day period prior to the closing of such private transaction, as applicable, an amount of the Class A Common Stock so as to restore its and its affiliates' aggregate 10% ownership interest. Liberty must exercise such right not less than seven days prior to the closing of such issuance.

     Under the Stockholders Agreement, HEI has the right to require the Issuer on four occasions, and the other stockholder parties, as a group, have the right to require the Issuer on two occasions, to register for sale the shares of the Common Stock they hold, so long as the number of shares they require the Issuer to register in each case is at least 7% of the Common Stock then outstanding. The stockholder parties also have an unlimited number of "piggy back" registration rights.

     The Stockholders Agreement also provides that the Issuer will be obligated to pay all expenses that result from the registration of the stockholder parties' Common Stock under


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

the Stockholders Agreement, other than registration and filing fees, attorneys fees for the selling stockholders, underwriter fees or expenses and underwriting discounts and commissions. The Issuer also agreed upon the effectiveness of any such registration, to indemnify such parties against any liabilities that may result from their sale of Common Stock, including liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

     Under the Stockholders Agreement, the Issuer also agreed that, for so long as the Issuer or any of its affiliates are entitled to have a representative on the Odyssey governance committee or is otherwise entitled to consent to the taking of the following actions under the Amended and Restated Company Agreement of Odyssey, effective as of November 13, 1998, as amended (the "Odyssey Agreement"), and VISN and its affiliates either (a) are entitled to nominate to, or designate a member of, the Issuer's Board of Directors or (b) beneficially own any preferred interests in Odyssey Holdings, then neither the Issuer nor any of its affiliates will, without the written consent of the member of the Issuer's Board of Directors nominated by VISN or a representative of the National Interfaith Cable Coalition, Inc. ("NICC"), vote in favor of:

     o any specified change in, or action described in, the Odyssey Agreement that relates to VISN's preferred interest in Odyssey (the "VISN Preferred Interest") or that relates to VISN's rights to programming on the Odyssey Network or its programming budget;

     o any repayment or redemption of specified equity interests in Odyssey that are junior to, or pari passu with, the VISN Preferred Interest;

     o any transfer of all or substantially all of Odyssey's assets or any business combination involving Odyssey where Odyssey is not the surviving entity, unless the transferee assumes the VISN Preferred Interest under the Odyssey Agreement until the later of the fifth anniversary of the IPO or the second anniversary of the transfer or business combination;

     o the dissolution of Odyssey, except in connection with a complete liquidation;

     o any transfer of all or substantially all of Odyssey's assets to, or any business combination involving Odyssey with, the Issuer or any of its affiliates, or any other material transaction with the Issuer or any of its affiliates, unless the Issuer complies with specified restrictions relating to any financial benefit the Issuer receives from the transaction that is more than what the Issuer would have received had the transaction been on an arm's-length basis or on commercially reasonable terms;

     o any transfer of all or substantially all of Odyssey's assets or any business combination involving Odyssey where Odyssey is not the surviving entity, prior to the second anniversary of the IPO; or


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

     o any amendment to the Odyssey Agreement that would result in none of the Issuer or its affiliates having the right to consent to take any of the actions listed in the above bullet points or which would result in increased liability to VISN or an adverse change to its Capital Account (as defined in the Odyssey Agreement).

     The Issuer also agreed under the Stockholders Agreement not to transfer any of its interest in Odyssey prior to the second anniversary of the IPO without the consent of VISN or NICC. In addition, the Issuer agreed not to transfer any of its interests in Odyssey after the second anniversary of the IPO unless the transfer is conditioned on the requirement that the transferee assume the Issuer's obligations described above. Under the terms of the Stockholders Agreement, the transferee's obligations will generally expire on the later of
(1) the fifth anniversary of the IPO, (2) the second anniversary of the transfer or (3) the repayment of VISN's preferred interest in Odyssey, except that the obligations of the transferee will expire upon dissolution of Odyssey.

     The foregoing summary is qualified in its entirety by reference to the text of the Stockholders Agreement which is filed as an Exhibit hereto and hereby incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     See Exhibit Index.

                                   SIGNATURES


     After reasonable inquiry and to the best of our respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: March 26, 2001                   THE JIM HENSON COMPANY, INC.


                                        By: /s/ Peter Schube
                                            ---------------------------
                                            Name:  Peter Schube
                                            Title:  Secretary and Executive
                                                    Vice President for
                                                    Business & Legal Affairs


                                        EM.TV & MERCHANDISING AG

                                        By:  /s/ Rolf Rickmeyer
                                            ---------------------------
                                            Name:   Rolf Rickmeyer
                                            Title:  Member of the Managing Board


                                        By:  /s/ Manfred Hohn
                                            ---------------------------
                                            Name:    Manfred Hohn
                                            Title:   Executive Vice President




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

                                   SCHEDULE 1

     The name and present principal occupation of each director and executive officer of each of The Jim Henson Company, Inc. and EM.TV & Merchandising AG are set forth below. The business address for the directors and executive officers of The Jim Henson Company, Inc. is 1416 North La Brea Avenue, Hollywood, CA 90028. The business address for the directors and executive officers of EM.TV & Merchandising AG is Betastrasse 11, 85774 Unterfohring, Germany.


                          THE JIM HENSON COMPANY, INC.

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Brian Henson                    Director/Chairman                   United States citizen
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Lisa Henson                     Director/Vice-Chairman              United States citizen
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Charles Rivkin                  Director/President and Chief        United States citizen
                                Executive Officer
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Thomas Haffa                    Director                            German citizen
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Rolf Rickmeyer                  Director                            German citizen
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Dr. Sylvia Rothblum             Director                            Austrian citizen
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Hans Peter Vriens               Director                            German citizen
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Peter Schube                    Exec. Vice President & Secretary    United States citizen
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Isabel Miller                   Exec. Vice President                United States citizen
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Linda Govreau                   Chief Financial Officer             United States citizen
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

                           EM.TV. & MERCHANDISING AG

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Thomas Haffa                    Chairman of the Managing Board      German citizen
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Rainer Huther                   Member of the Managing Board        German citizen
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Rolf Rickmeyer                  Member of the Managing Board        German citizen
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Dr. Sylvia Rothblum             Member of the Managing Board        Austrian citizen
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Dr. Nickolaus Becker            Member of the Supervisory Board     German citizen
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Prof. Dr. Axel Kollar           Member of the Supervisory Board     German citizen
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Prof. Dr. Mathias Schwarz       Member of the Supervisory Board     German citizen
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Dr. Volker Schott               Executive Vice President            German citizen
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Manfred Hohn                    Executive Vice President            German citizen
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


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

                                  Exhibit Index
                                  -------------


Exhibit        Description
-------        -----------

7.1 Contribution Agreement, dated as of March 15, 2001, by and among The Jim Henson Company, Inc., Crown Media International, Inc. and Crown Media Holdings, Inc.

7.2 Amended and Restated Stockholders Agreement, dated as of March 15, 2001, by and among Crown Media Holdings, Inc., Hallmark Entertainment, Inc., Liberty Media Corporation, VISN Management Corp., JP Morgan Partners (BHCA), L.P. and The Jim Henson Company, Inc.


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